UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

MAX-1 ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	000-55764	81-5333008
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road, Suite 324A, Boca Raton, Florida 33431

(Address of Principal Executive Offices, including Zip Code)

(561) 989-2208

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: August 8, 2017

Max-1 Acquisition Corporation

2255 Glades Road, Suite 324A

Boca Raton, Florida 33431

Tel: (561) 989-2208

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

August 8, 2017

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Max-1 Acquisition Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MAX-1 ACQUISITION CORPORATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, President and director of Max-1 Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431; telephone: (561) 989-2208.

By Order of the Board of Directors,
Ian Jacobs
President, Secretary and Director

Boca Raton, Florida

August 8, 2017

INTRODUCTION

This Information Statement is being mailed to the holders of record as of August 8, 2017 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Max-1 Acquisition Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Exicure, Inc., a Delaware corporation (“Exicure”), pursuant to which Merger Sub will merge with and into Exicure, with Exicure continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger will occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Exicure and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about August 8, 2017 to the holders of record of our Common Stock as of July 31, 2017.

The terms of the proposed Merger Agreement provide, among other things, that each 2.014144573 outstanding shares of Exicure capital stock (other than shares of Series C Preferred Stock of Exicure) would be exchanged for 1 share of our Common Stock and each 1.304347805 outstanding shares of Series C Preferred Stock of Exicure would be exchanged for 1 share of our Common Stock. These conversion ratios are estimates only and the final conversion ratios will be determined pursuant to the Merger Agreement.

The Merger Agreement also contemplates a change in the majority of the Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the eleventh day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to six (6), will elect Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of July 31, 2017 on or about August 8, 2017.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

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VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of August 8, 2017, there were 1,250,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, Merger Sub and Exicure, at the Effective Time of the Merger, Exicure will become our wholly-owned subsidiary.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Exicure stockholders will be issued in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act of 1933 (the “Securities Act”) in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D.

As described above, the proposed Merger Agreement contemplates a change in the majority of the Board at the Effective Time, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to six (6), will elect Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

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DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officer and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Exicure prior to the New Board Effective Date.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officer:

Name	Age	Position
Ian Jacobs	40	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mark Tompkins	54	Director

Ian Jacobs has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director since inception. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited (“Montrose Capital”) since 2008. Montrose Capital is a privately held company formed in 2001 which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida.

Mark Tompkins has served as a director since inception. Mr. Tompkins is also a founder and President of Montrose Capital since its inception in 2001. Montrose Capital is a privately held company which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested , through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Mr. Jacobs and Mr. Tompkins’ past experience as executive officers and directors of shell companies which have completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to six (6), will elect Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign as directors and officers of the Company immediately prior to such appointments.

Name	Age	Position
Executive Officers
David A. Giljohann, Ph.D.	36	Chief Executive Officer and Director
David S. Snyder	57	Chief Financial Officer
Ekambar Kandimalla, Ph.D	59	Chief Scientific Officer

Non-Employee Directors and Directors-Elect
Chad A Mirkin, Ph.D.	53	Director, Chairman
C. Shad Thaxton, M.D., Ph.D.	41	Director
David R. Walt, Ph.D.	64	Director
Jay R. Venkatesan, Ph.D.	45	Director
Helen S. Kim	54	Director

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Executive Officers

David A. Giljohann, Ph.D., Chief Executive Officer, Director

Dr. Giljohann has served as Exicure’s Chief Executive Officer since November 2013 and has been on Exicure’s board of directors since March 2014. From July 2012 to October 2013, Dr. Giljohann was Exicure’s Chief Operating Officer. From 2011 until June 2012, Dr. Giljohann served as Exicure’s principal scientist. Dr. Giljohann was Exicure’s founding scientist in 2011. Prior to that, Dr. Giljohann was the founding scientist of AuraSense, LLC, Exicure’s largest stockholder, in 2009. Dr. Giljohann completed his Ph.D. in the laboratory of Dr. Chad A. Mirkin where he developed oligonucleotide-modified nanoparticles, including NanoFlare™ and spherical nucleic acid, or SNA, constructs. Dr. Giljohann has been recognized for his work with a Materials Research Society Gold Award, Baxter Innovation Award, Rappaport Award for Research Excellence, NSEC Outstanding Research Award, and as a finalist in the National Inventors Hall of Fame Collegiate Inventors Competition. He was also named to the Analytical Scientist’s “Top 40 Under 40 Power List” in 2014. Dr. Giljohann has contributed to over 25 manuscripts and over 100 patents and applications. Dr. Giljohann obtained his Ph.D. in 2009 from Northwestern University, or NU. We believe that Dr. Giljohann’s experience in biotechnology research and development provides him with the qualifications and skills to serve as a member of our board of directors.

David S. Snyder, Chief Financial Officer

Mr. Snyder joined Exicure’s executive leadership team as Chief Financial Officer in July 2014. Prior to joining Exicure, Mr. Snyder was executive vice president and chief financial officer of Cellular Dynamics International, Inc. where he was responsible for all financial functions, human resources, and general administration. At Cellular Dynamics, Mr. Snyder helped lead the successful IPO of that company in July of 2013. Mr. Snyder previously served as senior vice president of finance, site vice president and chief financial officer of Roche NimbleGen from 2007 to 2008. From 2006 to 2007, he served as vice president and chief financial officer of NimbleGen Systems, Inc. At NimbleGen, Mr. Snyder helped prepare the company for an IPO and then helped manage the sale of NimbleGen to Roche. Prior to NimbleGen, Mr. Snyder was the chief financial officer of a variety of public and private companies within software, real estate, and diversified manufacturing industries. He has served as a director of Invenra, Inc. since 2012. He has also served on the Board of Trustees of Ottawa University from 2012 through 2014. Mr. Snyder received a B.A., summa cum laude, from Ottawa University and an MBA with high honors from the Harvard Business School, where he was designated a George Fisher Baker Scholar.

Ekambar Kandimalla, Chief Scientific Officer

Dr. Kandimalla joined Exicure as its Chief Scientific Officer in October 2015, bringing over 20 years of discovery research and preclinical drug development experience. Dr. Kandimalla has led discovery of oligonucleotide therapeutics targeting mRNA, miRNA and Toll-like receptors for the treatment of broad disease indications, including cancers, asthma-allergies, autoimmune, cardiovascular and metabolic diseases. Dr. Kandimalla has extensive experience in oligonucleotide chemistry, in vitro and in vivo pharmacology, target identification and validation to late stage discovery. From June 2014 to October 2015, Dr. Kandimalla served as chief scientific officer of ChemGenes Corporation, where he was responsible for external collaborations for product development and overall R&D strategy as well as day to day lab operations Dr. Kandimalla was at Idera Pharmaceuticals Inc., formerly Hybridon, Inc., from June 1992 to June 2014 in various roles of increasing responsibility, including serving as vice president of discovery, where he was responsible for generating new product pipeline, supporting early drug development, and establishing and maintaining external scientific collaborations. Prior to joining Hybridon, Dr. Kandimalla carried out postdoctoral research at Molecular Biophysics Unit of Indian Institute of Science, and Department of Chemistry of the University of Alberta. Dr. Kandimalla is an author on over 150 publications, including reviews and book chapters, and a co-inventor on approximately 300 issued or pending patents worldwide. Dr. Kandimalla received a Ph.D. in Chemistry, M.Sc. in Biochemistry and B.Sc. in Chemistry, all from Andhra University, India.

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Non-Employee Directors

Chad A. Mirkin, Ph.D., Director

Dr. Mirkin has served as a member of Exicure’s board of directors since 2011. Dr. Mirkin is Director of the International Institute for Nanotechnology at NU, as well as the George B. Rathmann Professor of Chemistry, Professor of Chemical and Biological Engineering, Professor of Biomedical Engineering, Professor of Materials Science and Engineering, and Professor of Medicine. Dr. Mirkin is a Fellow of the American Association for the Advancement of Science and the National Academy of Engineering, and currently serves on the President’s Council of Advisors on Science and Technology, or PCAST. Dr. Mirkin is one of the founders of and has served as President of AuraSense, LLC, Exicure’s largest stockholder, since December 2009. Dr. Mirkin has also served as a director of Nanosphere, Inc. from 2000 until May 2013, and NanoInk, Inc., from 2002 to 2010. Dr. Mirkin holds a B.S. degree from Dickinson College and a Ph.D. degree in chemistry from the Pennsylvania State University. We believe that Dr. Mirkin’s significant scientific knowledge and expertise in the application of nanotechnology to the development of nucleic acid products provide him with the requisite experience, qualifications, attributes and skills necessary to serve as a member of our board of directors.

C. Shad Thaxton, M.D., Ph.D., Director

Dr. Thaxton has served on Exicure’s board of directors since 2011. Dr. Thaxton is an Assistant Professor in the Department of Urology at NU, Feinberg School of Medicine. Dr. Thaxton is one of the founders of and has served as Vice President of AuraSense, LLC, Exicure’s largest stockholder, since December 2009. Dr. Thaxton has been recognized for his accomplishments with 13 awards, including most recently, Bioscience Technology’s 2009 Researcher of the Year and the MIT Technology Review’s TR35 Award, as one of the world’s top innovators under the age of 35. Dr. Thaxton holds a B.A. degree in Environmental Biology from the University of Colorado, Boulder and received his M.D. and Ph.D. degrees from the Feinberg School of Medicine and Interdepartmental Biological Sciences programs, respectively, at NU. We believe that Dr. Thaxton’s significant scientific knowledge and expertise in nanomedicine provide him with the requisite experience, qualifications, attributes and skills necessary to serve as a member of our board of directors.

David R. Walt, Ph.D., Director

Dr. Walt has served on Exicure’s board of directors since 2013. Dr. Walt is the founder of Illumina, Inc. (NASDAQ: ILMN) and has been its director and chairman of the scientific advisory board since June 1998. Since July 2017, Dr. Walt is a professor in the Department of Pathology at Brigham and Women's Hospital and a Core Faculty member at the Wyss Institute for Biologically Inspired Engineering at Harvard University. Dr. Walt is also a member of the faculty at Harvard Medical School in the Department of Pathology and has been a Howard Hughes Medical Institute Professor since 2006. Prior to July 2017, Dr. Walt was a University Professor at Tufts University since 2014, the Robinson Professor of Chemistry at Tufts University since 1995. Dr. Walt also serves as a board member for Quanterix, Inc., a privately-held company focused on single molecule analysis for clinical diagnostics. Dr. Walt holds a B.S. degree in Chemistry from the University of Michigan and received his Ph.D. degree in Chemical Biology from the State University of New York at Stony Brook. We believe that Dr. Walt’s scientific and business experience, including his diversified background as a director of public and private biotechnology companies, provide him with the qualifications and skills to serve as a member of our board of directors.

Jay R. Venkatesan, M.D., Director

Jay R. Venkatesan, M.D. has served on Exicure’s board since March 2014. Since June 2016, Dr. Venkatesan has served as President of Alpine Immune Sciences, Inc., a development-stage specialty pharmaceutical company focused on discovering and developing protein-based immunotherapies, where he previously served as Chief Executive Officer from November 2015 to June 2016. Dr. Venkatesan has served as a member of Alpine’s board of directors since November 2015. Prior to joining Alpine, Dr. Venkatesan was the Executive Vice President and General Manager of Oncothyreon, Inc. (now Cascadian Therapeutics) from August 2014 to May 2015 following Oncothyreon’s acquisition of Alpine Biosciences, where he served as co-founder and Chief Executive Officer. Previously, Dr. Venkatesan was the Founder, Portfolio Manager, and Managing Director of Ayer Capital Management, a global healthcare equity fund from January 2008 to December 2013. Prior to that, he was a Director at Brookside Capital Partners from 2002 to 2007. Earlier in his career, Dr. Venkatesan was involved in healthcare investing at Partricof & Co. Ventures from 1995 to 1996 and consulting at McKinsey & Company from 1993 to 1995. In addition, Dr. Venkatesan currently serves on the board of directors of Ioyance Biotherapeutics (NASDAQ: IOVA) (formerly Lion Biotechnologies), Transplant Genomics, and CellBioTherapy. Dr. Venkatesan received an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. in Chemistry from Williams College. We believe that Dr. Venkatesan’s experience as the founder of multiple biotechnology companies and his experience in venture capital provide him with the qualifications and skills to serve as a member of our board of directors.

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Helen S. Kim, Director

Ms. Kim has served on Exicure’s board since July 2014. Ms. Kim has performed numerous leadership roles with public and private companies managing research and therapeutic development from preclinical to commercialization. Ms. Kim has over 25 years of experience in leadership roles in biotechnology. Since 2014, Ms. Kim has served as the executive vice president of business development at Kite Pharma, Inc. (NASDAQ: KITE). Ms. Kim served as chief business officer of NGM Biopharmaceuticals Inc., from August 2009 to January 2012. Ms. Kim was on the board of director ImmunoCellular Therapeutics, Ltd., from August 2011 to September 2014. Currently, she serves as a Director of Sunesis Pharmaceuticals since July 2009, and Forsight VISION 4 since September 2012. Prior to NGM, she was the chief executive officer and president of Kosan Biosciences Incorporated prior to the sale of the company to Bristol-Myers Squibb in 2008. Ms. Kim’s additional industry experience includes executive positions at Affymax, Onyx Pharmaceuticals, Protein Design Labs and Chiron Corporation. In addition to her industry experience, Ms. Kim also recently served as chief program officer for the Gordon and Betty Moore Foundation. Ms. Kim received a B.S. in Chemical Engineering from NU and an MBA from the University of Chicago. We believe Ms. Kim’s experience as an entrepreneur in life sciences industry and her management experience provide her with the qualifications and skills to serve as a member of our board of directors.

Terms of Office

The Company’s directors and officers have been appointed or will be appointed following the proposed Merger. The officers will be appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be appointed for staggered three-year terms as described below or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be divided into three staggered classes and each will be assigned to one of the three classes. At each annual meeting of the stockholders, beginning in 2018, a class of directors will be elected for a three-year term. Immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the board to six (6), will elect Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D. to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign as directors and officers of the Company immediately prior to such appointments. The Board will be staggered into the following three classes:

●	Our Class I directors will be David R. Walt, Ph.D. and David A. Giljohann, Ph.D. and their term will end in 2018.

●	Our Class II directors will be Helen S. Kim and C. Shad Thaxton, M.D., Ph.D. and their term will end in 2019.

●	Our Class III directors will be Chad A. Mirkin, Ph.D. and Jay R. Venkatesan, Ph.D. and their term will end in 2020.

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Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Max-1 Acquisition Corporation

On February 6, 2017, the Company issued (i) an aggregate of 900,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $22,500 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 100,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate purchase price equal to $2,500, representing amounts advanced by Mr. Jacobs to counsel for the Company pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 10, 2017, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall accrue on the outstanding principal amount of the note on the basis of a 360-day year from the date of borrowing until paid in full at the rate of six percent (6%) per annum. In the event that an Event of Default (as defined in the note) has occurred, the entire note shall automatically become due and payable , and starting from five (5) days after the Default Date (as defined in the note), the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of the date of this filing, Mr. Tompkins has advanced $12,000 to the Company to cover expenses incurred by the Company.

On June 16, 2017, the Company issued an aggregate of 65,000 shares of Common Stock to Mark Tompkins, a majority stockholder and director of the Company, 65,000 shares of Common Stock to Montrose Capital, an affiliate of Mr. Tompkins, and 110,000 shares of Common Stock to Paul Tompkins, Mark Tompkins’ brother, at a per share purchase price of $0.025 in accordance with the terms and conditions of Common Stock purchase agreements, dated June 15, 2017 by and between the Company and each purchaser.

On June 16, 2017, in accordance with the terms of a Securities Purchase Agreement, by and between Mark Tompkins and Ian Jacobs, Mr. Tompkins acquired an aggregate of 35,000 shares of Common Stock from Mr. Jacobs for an aggregate purchase price of $875.00.

The Company currently uses the office space and equipment of its management at no cost.

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Exicure, Inc.

As described above, our proposed members of the Board on the New Board Effective Date are Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D.; our proposed Chief Executive Officer and Director following the Merger is the Chief Executive Officer of Exicure; our proposed Chairman of the Board following the Merger is the Chairman of the Board of Exicure; our proposed Chief Financial Officer following the Merger is the Chief Financial Officer of Exicure; and our proposed Chief Scientific Officer following the Merger is the Chief Scientific Officer of Exicure.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, one of our current directors, Ian Jacobs, would not be considered independent as he also serves as an executive officer of the Company. In addition, following the proposed Merger, (i) David Giljohann would not be considered independent as he will serve as an executive officer of the Company (ii) Chad Mirkin may not be deemed independent because of his consulting relationship with the Company and his ownership interest in AuraSense, LLC, and (iii) C. Shad Thaxton may not be deemed independent because of his ownership interest in AuraSense, LLC.

Board Meetings; Annual Meeting Attendance

The Company was formed on February 6, 2017 and selected the last day of February as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended February 28, 2017. The Board has conducted all of its business and approved all corporate action during the fiscal year ended February 28, 2017 through one unanimous written consent of its directors, in the absence of a formal board meeting.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only five stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

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Section 16(a) Beneficial Ownership Reporting Compliance

Our Common Stock was not registered pursuant to Section 12 of the Exchange Act until May 20, 2017. Accordingly, for the fiscal year ended February 28, 2017 our directors, executive officers and persons who own more than 10% of our outstanding Common Stock (collectively, the “Section 16 insiders”) were not subject to the requirements under Section 16(a) of the Exchange Act to file initial reports of ownership in our Common Stock and reports of changes in ownership in such Common Stock with the SEC. As a result of the registration of our Common Stock pursuant to Section 12 of the Exchange Act, the Section 16 insiders are required to comply with Section 16 beginning with the fiscal year commencing March 1, 2017 and ending February 28, 2018.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and on the New Board Effective Date, the Board will initially be comprised of six (6) directors, consisting of Chad A. Mirkin, Ph.D., C. Shad Thaxton, M.D., Ph.D., David R. Walt, Ph.D., Jay R. Venkatesan, Ph.D., Helen S. Kim, and David A. Giljohann, Ph.D., with Dr. Mirkin serving as our Chairman.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Max-1 Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Exicure, Inc., 8045 Lamon Avenue, Suite 410, Skokie, IL 60077, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

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Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we may assume Exicure’s existing equity incentive plan and concurrently amend and restate such plan and we may adopt a plan proposed by Exicure which would be effective upon completion of the proposed Merger.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of August 7, 2017 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of August 7, 2017, 1,250,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Greater than 5% Stockholders:
Montrose Capital Partners Limited(1) 32-33 St. James’s Place, London, England, SW1A 1NR		65,000	5.2%
Paul Tompkins Suite 314, 214 King St. West, Toronto, Ontario Canada, M5H3S6		110,000	8.8%
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	65,000	5.2%
Mark Tompkins(1)(2) Apt. 1,Via Guidino 23, 6900 Lugano Paradiso, Switzerland	Director	1,065,000	85.2%
All executive officers and directors (2 individuals)		1,130,000	90.4%

(1) Mr. Tompkins is the Managing Director of Montrose Capital Partners Limited, referred to herein as Montrose Capital, and has sole control over the voting and investment power over the shares of Common Stock of the Company held by Montrose Capital. Montrose Capital is a private limited company formed under the laws of England and Wales.

(2) Includes 65,000 shares of Common Stock owned of record by Montrose Capital.

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Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the proposed Merger, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director, director-elect and named executive officer of the Company and (iii) all officers, directors and directors-elect as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 28,746,627 shares of Common Stock issued and outstanding following the proposed Merger, but does not include shares of Common Stock to be issued upon the consummation of a private placement offering of a minimum of 13,333,333 shares of Common Stock and a maximum of 16,666,667 shares of Common Stock (with an over-subscription option of up to an additional 3,333,333 shares of Common Stock) at a purchase price of $3.00 per share that we expect will be consummated immediately after the proposed Merger.

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is Exicure, Inc., 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#) (1)	Percentage of Common Stock Beneficially Owned (%) (1)
Greater than 5% Stockholders
AuraSense, LLC(1)		11,267,794	39.2%
Gates Ventures, LLC(2)		5,666,666	19.7%
346 Long, LLC(3)		1,666,666	5.8%
AbbVie Inc.(4)		1,605,775	5.6%

Directors and Named Executive Officers
Chad A. Mirkin, Ph.D.(5)	Director, Chairman	11,376,157	39.5%
C. Shad Thaxton, M.D., Ph.D.(6)	Director	11,346,920	39.4%
David R. Walt, Ph.D.(7)	Director	583,678	2.0%
Jay R. Venkatesan, M.D.(8)	Director	365,446	1.3%
Helen S. Kim(9)	Director	71,886	*
David A. Giljohann, Ph.D.(10)	Chief Executive Officer, Director	919,888	3.1%
David S. Snyder(11)	Chief Financial Officer	311,339	1.1%
Ekambar Kandimalla, Ph.D.(12)	Chief Scientific Officer	135,083	*

*	Indicates beneficial ownership of less than one percent of the outstanding shares of Common Stock.

(1)	Excludes (a) 22,567 shares of Common Stock held by Chad Mirkin, (b) 6,670 shares of Common Stock held by Chad A. Mirkin Living Trust, (c) 79,126 shares of Common Stock issuable to Chad Mirkin upon exercise of options exercisable within 60 days of August 07, 2017, and (d) 79,126 shares of Common Stock issuable to C. Shad Thaxton upon exercise of options exercisable within 60 days of August 07, 2017, in each case over which AuraSense, LLC has no voting power or dispositive power. Drs. Mirkin and Thaxton serve as managers of AuraSense, LLC and share voting and dispositive power over the shares of the Company held by AuraSense, LLC. The address of the principal place of business of AuraSense, LLC is 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

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(2)	The address of the principal place of business of Gates Ventures, LLC is 2365 Carillon Point, Kirkland, WA 98033. William H. Gates III has sole voting and dispositive power over the shares of the Company as the sole member of Gates Ventures, LLC. The address of the principal place of business of William H. Gates III is One Microsoft Way, Redmond, Washington 98052.

(3)	The address of the principal place of business of 346 Long, LLC is 600 West Chicago Ave., Suite 775, Chicago, IL 60654. 346 Investment Partners LLC has sole voting and dispositive power over the shares of the Company as the sole manager of 346 Long, LLC. The address of the principal place of business of 346 Investment Partners LLC is 600 West Chicago Ave., Suite 775, Chicago, IL 60654.

(4)	The address for AbbVie Inc. is 1 North Waukegan Rd., North Chicago, IL 60064. AbbVie Inc. has advised us that it is a reporting company under the Exchange Act and that it acquired the shares of the Company in the ordinary course of business and, at the time of that acquisition, it had no agreements or understandings with any person to distribute those shares.

(5)	Consists of (a) 22,567 shares of Common Stock held by Chad Mirkin, (b) 6,670 shares of Common Stock held by Chad A. Mirkin Living Trust, (c) 79,126 shares of Common Stock issuable to Chad Mirkin upon exercise of options exercisable within 60 days of August 07, 2017, and (d) 11,267,794 shares held by AuraSense, LLC. Dr. Mirkin is the Trustee of the Chad A. Mirkin Living Trust, and has voting or dispositive power over such entity. Dr. Mirkin is a member of the Board of Managers of AuraSense, LLC and shares voting and dispositive power with respect to all shares of Common Stock held by AuraSense, LLC. Excludes shares held by Dr. Mirkin's brother, who does not live in the same household as Dr. Mirkin. Dr. Mirkin disclaims beneficial ownership of shares held by his brother. The address of Dr. Mirkin is c/o AuraSense, LLC, 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

(6)	Consists of (a) 79,126 shares of Common Stock issuable to Dr. Thaxton upon exercise of options exercisable within 60 days of August 07, 2017, and (b) 11,267,794 shares held by AuraSense, LLC. Dr. Thaxton is a member of the Board of Managers of AuraSense, LLC and shares voting and dispositive power with respect to all shares of Common Stock held by AuraSense, LLC. The address of Dr. Thaxton is c/o AuraSense, LLC, 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

(7)	Consists of (a) 499,380 shares held by David R. Walt and (b) 84,298 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017. Excludes shares held by Dr. Walt's children, who do not live in the same household as Dr. Walt. Dr. Walt disclaims beneficial ownership of shares held by his children.

(8)	Consists of (a) 190,956 shares held by the Venkatesan-Louizides Trust, (b) 90,192 shares held by Ayer Special Situations Fund I, LP, (c) 52,234 shares held by Jay R. Venkatesan and (d) 32,064 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017. Dr. Venkatesan is the Trustee of the Venkatesan-Louizides Trust and the Managing Director of the Ayer Special Situations Fund I, and has voting or dispositive power over such entities.

(9)	Consists of 71,886 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017.

(10)	Consists of 919,888 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017. Dr. Giljohann is a member of AuraSense, LLC but does not have voting or investment power over any of the shares held directly by AuraSense, LLC.

(11)	Consists of 311,339 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017.

(12)	Consists of 135,083 shares issuable pursuant to stock options exercisable within 60 days of August 07, 2017.

Changes in Control

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Max-1 Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors.

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